WOODSIDE

04 MAR 29 AM 7:21

[redacted]

04010875

17 March 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf Venture names new LNG ship, lodged with the Australian Stock Exchange on 17 March 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 3/29

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 17 MARCH 2004
12:30PM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE NAMES NEW LNG SHIP

Please find attached a News Release issued by North West Shelf Shipping Service Company Pty. Ltd.

For media inquiries please contact Tony Johnson, Corporate Affairs Coordinator on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au

KAREN LANGE
Company Secretary

NWS Shipping

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 3301 Facsimile: (61 8) 9213 3300

NWS Shipping

NEWS RELEASE

Wednesday, 17 March 2004
12.30pm (WST)

NORTH WEST SHELF VENTURE NAMES NEW LNG SHIP

The North West Shelf Venture's ninth LNG ship was today named the *Northwest Swan* at a ceremony in South Korea.

The *Northwest Swan* was built by Daewoo Shipbuilding and Marine Engineering at its dockyards near Busan, South Korea, and is due for delivery to the Venture at the end of March 2004.

The ship will make its maiden voyage in April 2004 from the NWS Venture's LNG loading facilities at Withnell Bay in Western Australia.

The new ship complements the Venture's fleet of eight identical purpose-built ships, which have been operating reliably to Japan for the past 15 years.

The *Northwest Swan* continues the Venture's tradition of naming its ships after birds of Australasia, all of which are either permanent inhabitants or regular visitors to Australia's North West. The other LNG ships are the *Northwest Sanderling, Northwest Swift, Northwest Swallow, Northwest Snipe, Northwest Shearwater, Northwest Seaeagle, Northwest Sandpiper* and *Northwest Stormpetrel.*

The *Northwest Swan* is an integral part of the Venture's LNG expansion project, which includes a fourth LNG processing train and a second offshore trunkline.

The new and existing trunklines link the Venture's offshore gas production platforms and its onshore gas processing facilities near Karratha in Western Australia. First gas was introduced to the new trunkline in February 2004, which adds significant capacity for increased gas demand from LNG and domestic gas users.

The expansion project is expected to be completed by mid-2004.

The new ship's specifications are:

- Membrane containment system (different to existing fleet)
- Length of 287 metres; beam of 43.4 metres; draught of 11.5 metres
- Capacity of 138,500 cubic metres (existing fleet 125,000 cubic metres)
- Operator is ChevronTexaco

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

Picture editors - please note a picture of the *Northwest Swan* is available from NWS Venture Corporate Affairs, contact Tony Johnson.

MEDIA INQUIRIES

Tony Johnson
Corporate Affairs Coordinator, NWS Venture
W: (08) 9348 5034 M: (0417) 916 638